Vertex Pharmaceuticals Incorporated (VRTX)
Item 8
Friends Fiduciary Corporation

Friends Fiduciary Corporation seeks your support for Item 8 on the Vertex Pharmaceuticals Incorporated’s (“Vertex” or “the Company”) 2017 proxy ballot. The resolved clause states:

RESOLVED, the shareholders of Vertex Pharmaceuticals Incorporated (“Vertex”) request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Vertex used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Vertex’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Vertex is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Vertex’s website.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.  Friends Fiduciary Corporation urges shareholders to vote for Proposal 5 following the instruction provided on the management’s proxy mailing.

We are the lead filers of this proposal, which has been co-filed by the Benedictine Sisters of Mount St. Scholastica.

RATIONALE TO VOTE FOR:

As investors, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation. Our aim is not to keep the Company from spending, but to ensure sufficient transparency for external stakeholders to evaluate these significant costs, as well as to ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values, and ethics.

Vertex’s lack of transparency poses risks to the Company. Investors are increasingly examining companies’ indirect and direct lobbying and political spending.1 Company transparency is increasing accordingly—since 2011, the number of companies disclosing at least some of their trade association and other non-profit group memberships have more than doubled.2

High level of spending, low level of disclosure

Vertex expends significant company resources on lobbying at both the state and federal level, with lower levels of disclosures than its peers.

At the federal level, Vertex spent $1.34 million on lobbying in 2016,3 which does not take into account lobbying done at the state level. Vertex hired 92 lobbyists in 28 states in 2015,4  but because state-level lobbying disclosure requirements are often nonexistent or very cursory, investors have only a murky picture of how much the Company is spending in those state, and virtually no information about the remaining 22.

Additionally, these numbers have skyrocketed since President Trump took office. Vertex’s 2017 first quarter spending on lobbying grew by 114% compared to 2016.5 Lobbying expenditures look set to increase as Vertex navigates a complex and uncertain regulatory environment, yet the company does not have basic policies in place to ensure that such spending is reviewed by the board. Vertex receives a dismal 5.7 out of 100 on the Center for Political Accountability’s Zicklin of Corporate Political Disclosure  and Accountability.6

Vertex is noticeably less transparent than its peers in this area. Mylan NV, a company who has also recently drawn negative public attention, spent $1.65 million on lobbying in 2016,7 yet receives a score of 81.4% on the CPA Zicklin Index.8 Mylan, a peer company of similar market capitalization, discloses trade association memberships that receive over $50,000 from the company, as well as the portion of payments made to trade associations used for lobbying. This is just one example of a peer who discloses trade association memberships and payments used for lobbying; other examples of pharmaceutical companies with such disclosures include Biogen Inc., Amgen Inc., Celgene Corp., and Gilead Sciences, Inc.

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1Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 5, https://irrcinstitute.org/wp-content/uploads/2017/02/Corporate-Lobbying-in-the-States-FINAL.pdf, accessed April 6, 2017.
2 Welsh and Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” p. 10.
3OpenSecrets.org, “Vertex Pharmaceuticals”,  https://www.opensecrets.org/orgs/lobby.php?id=D000030819, accessed April 28, 2017.
4Followthemoney.org, “Vertex Pharmaceuticals”, https://beta.followthemoney.org/entity-details?eid=10653536, accessed April 28, 2017.
5 Sydney Lupkin, “Drugmakers Dramatically Boosted Lobbying Spending in Trump’s First Quarter,” Kaiser Health News, April 21, 2017, http://khn.org/news/drugmakers-dramatically-boosted-lobbying-spending-in-trumps-first-quarter/, accessed April 28, 2017.
62016 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, p. 51, http://files.politicalaccountability.net/index/2016_Index.pdf, accessed April 28, 2017.
7OpenSecrets.org, “Mylan Inc”, https://www.opensecrets.org/lobby/clientsum.php?id=d000027765, accessed May 4, 2017.
8 2016 CPA-Zicklin Index of Corporate Political Disclosure and Accountability, p. 43, http://files.politicalaccountability.net/index/2016_Index.pdf, accessed May 4, 2017.

Lobbying via trade associations

The Company does not disclose its involvement in trade associations, meaning investors do not have an accurate picture of its total lobbying expenditures or priorities or interests that guide such spending.
Vertex does not disclose membership dues or other payments made to non-profit organizations participating in lobbying activity, chief among them trade associations. Investors do not know which trade associations the Company is a part of. Through outside research we have found that Vertex is a member of the Biotechnology Innovation Organization, which spent $17.58 million on lobbying in 2015 and 2016, and just $290,237 on political contributions.9

Vertex does not disclose payments made to trade associations used for lobbying or political contributions, and these payments go unevaluated by both shareholders and the board. In their recommendation, the Company refers to sufficient existing disclosures; however, these mandated disclosures do not include special payments made to trade associations which are then used for lobbying. Lobbying makes up the bulk of trade associations’ political expenditures.10

Reputational risk

The Company’s trade association relationships can pose reputational risks.
We understand that trade associations and other non-profit organizations can serve a useful business purpose. However, Vertex’s lack of public disclosure and board-level oversight over its lobbying and trade association involvement risks damage to its already precarious reputation. It has drawn significant negative attention for its pricing of its cystic fibrosis drugs11, as well as for its lobbying on drug pricing at the state level.12 A lack of transparency on lobbying, especially lobbying relating to drug pricing, poses a significant reputational risk to the company.

As shareholders, we would like to know how Vertex’s board is evaluating these trade association memberships and payments used for lobbying, and the potential reputational risks posed by such associations.

9OpenSecrets.org, “Biotechnology Innovation Organization,” https://www.opensecrets.org/orgs/summary.php?id=D000024369, accessed April 28, 2017.
10For example, the largest trade association in the US, the Chamber of Commerce, the 2010 election, spent $33 million on political contributions and $302 million on lobbying during the 2010 election. Adam Bonica, “Avenues of Influence: On the Political Expenditures of Corporations and Their Directors and Executives,” December 3, 2013, p. 5, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2313232, accessed April 6, 2017.
11Robert Weisman, “Doctors challenge Vertex over high price of cystic fibrosis drug”, July 20, 2015, The Boston Globe, http://www.bostonglobe.com/business/2015/07/20/researcher-and-group-doctors-challenge-vertex-price-new-cystic-fibrosis-drug/d5PZMlj6T6uzq0usm2xLEL/story.html, accessed April 28, 2017.
12Editorial Board, “When a flawed remedy to drug prices looks better  than none at all”, The Sacramento Bee, August 12, 2016, http://www.sacbee.com/opinion/editorials/article95444077.html, accessed April 28, 2017.

Lack of board oversight

There are not enough oversight structures in place.

The only reference to political activity of any kind on the Company’s website is a page in the Code of Conduct.13 This is a guide for employees’ participation in the political process, and does not describe who in the Company is responsible for Vertex’s lobbying and political spending, how Company management chooses its lobbying priorities, or any board processes in place to evaluate that spending or the level of oversight around memberships in trade associations and other non-profits that engage in political activity.

REBUTTAL TO THE COMPANY’S OPPOSITION STATEMENT:

•	The Company purports that disclosure of memberships in and payment to trade associations would not present an accurate reflection of the Company’s positions on certain public policy issues.
o
Our response: The Company has already experienced public backlash over its position on public policy issues, which should underscore the importance of reputational risk exposure. Increased disclosure would provide transparency, decreasing reputational risk. The Company’s statement itself provides a rationale for disclosing oversight processes--  if the Board of Directors is not sure that its memberships reflect Company positions, clearly those memberships should be sufficiently evaluated.

•	The Company claims that sufficient reporting already exists and that the proposal would “impose an unnecessary administrative burden and expense on the company.”
o
Our response: Based on the partial picture provided by publicly available information, Vertex is estimated to have spent over $6.4 million on state and federal lobbying between 2012 and 2016.[14] This figure does not include state lobbying, which based on outside research seems significant. Some portion of this may include payments made to trade associations or other non-profit organizations used for lobbying; however, there is no transparency on lobbying through trade associations.

o	The cost of reporting on this considerable lobbying activity would be minimal as Vertex already has all of this information, and therefore we find this rationale unsatisfactory.
o
Other corporations prioritize transparent disclosure and produce such reports without undue burden. Beyond providing valuable information for investors, consolidating this information would make it possible for the board and company management to better manage these significant expenses.

CONCLUSION

Vertex’s significant lobbying expenditures, apparent lack of substantive board oversight, and exposure to reputational risk as a result clearly signal a need for enhanced disclosure. For the reasons stated above, we believe Vertex’s current lobbying disclosures are not adequate to inform shareholders and protect their interests.

Therefore, we urge shareholders to vote FOR Item 8 following the instructions provided on the Company’s proxy mailing. This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Friends Fiduciary is not able to vote your proxies, nor does this communication contemplate such an event.

For questions regarding Vertex Pharmaceuticals Inc. Item No. 8 please contact Jeffery W. Perkins, Friends Fiduciary, 215.241.7272 or jperkins@friendsfiduciary.org

13Vertex Pharmaceuticals Inc., “Code of Conduct”, p. 24, http://files.shareholder.com/downloads/VRTX/4309295321x0x29028/C9FEADE1-EFFD-4066-8968-4DD3005CA54C/Code_Conduct_Vertex.pdf, accessed April 28, 2017.
14 Opensecrets.org, “Vertex Pharmaceuticals”.